UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

General Employment Enterprises, Inc.
(Name of Issuer)

Common stock, no par value per share
(Title of Class of Securities)

36-9730106
(CUSIP Number)


Robert B. Chapman, Esq.
FagelHaber LLC
55 East Monroe Street, 40th Floor
Chicago, IL  60603
(312) 346-7500
__________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

__________________________June 24, 2003____________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 36-9730106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
	(entities only).

	Estate of Herbert F. Imhoff, deceased
	Herbert F. Imhoff, Jr.,
	Mark L. Imhoff,
	Brad A. Imhoff, as Independent Executors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)
	(b)	X

3.	SEC Use Only .................................................

4.	Source of Funds (See Instructions) 		N/A


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
	2(d) or 2(e) .................


6.	Citizenship or Place of Organization   	United States

7.	Sole Voting Power   			-0-

8.	Shared Voting Power

9.	Sole Dispositive Power  		-0-

10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person  451,864

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11)   -0-

14.	Type of Reporting Person (See Instructions) 	OO
							IN

Item 1.	Security and Issuer

This statement relates to the beneficial ownership of shares of common stock, no par value per share (the "Common Stock"), of General Employment Enterprises, Inc., an Illinois corporation ("Issuer"). The address of the principal executive offices of the Issuer is One Tower Lane, Suite 2100, Oakbrook Terrace, Illinois 60181.

Item 2.	Identity and Background

This statement is filed by the Estate of Herbert F. Imhoff, deceased and each of the Independent Executors listed below. Information concerning the Independent Executors is set forth below:

(a) Herbert F. Imhoff, Jr.

(b) 2005 Mustang Drive, Naperville, IL  60565

(c) Chief Executive Officer, General Employment Enterprises, Inc., One Tower Lane, Suite 2100, Oakbrook Terrace, Illinois 60181

(d) Mr. Imhoff has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Imhoff has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	United States of America


(a)	Mark L. Imhoff

(b)	23732 Red Eagle, San Antonio, Texas  78258

(c)	Vice President, Outdoor Accounting Systems, Clear Channel Worldwide,
      20880 Stone Oak Parkway San Antonio, Texas  78258

(d)	Mr. Imhoff has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Imhoff has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	United States of America

(a)	Brad A. Imhoff

(b) 	2315 Hazel Court, Naperville, IL  60565

(c)	Chief Financial Officer, Camden Aviation, 2735 International Drive,
      West Chicago, IL  60187

(d)	Mr. Imhoff has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Imhoff has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	United States of America


Item 3.	Source and Amount of Funds or Other Consideration

Not Applicable

Item 4. Purpose of Transaction

On June 24, 2003, the Estate of Herbert F. Imhoff distributed 1,254,746 shares of the Issuer in accordance with the Will of Mr. Imhoff. After the distribution, the Estate holds no shares of the Issuer. The Independent Executors, as independent executors, do not hold any voting or dispositive power over any shares.

Item 5. Interest in Securities of the Issuer

(a)-(d)	Zero

(e)	June 24, 2003

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits  	None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2003



						Estate of Herbert F. Imhoff
						/s/ Herbert F. Imhoff, Jr.
							Executor

						/s/ Herbert F. Imhoff, Jr.
						/s/ Brad A. Imhoff
						/s/ Mark L. Imhoff